Exhibit 99.1

SUZANO S.A.

Companhia Aberta de Capital Autorizado

CNPJ/ME nº 16.404.287/0001-55

NIRE 29.3.0001633-1

COMUNICADO AO MERCADO

São Paulo, 30 de junho de 2022 – Suzano S.A. (“Companhia”) (B3: SUZB3 / NYSE: SUZ), em cumprimento às disposições constantes da Lei n° 6.404, de 15 de dezembro de 1976, conforme alterada (“Lei das Sociedades por Ações”), da Resolução da Comissão de Valores Mobiliários (“CVM”) nº 80, de 29 de março de 2022 e da Resolução da CVM nº 44, de 23 de agosto de 2021, em linha com as melhores práticas de governança corporativa, vem anunciar aos seus acionistas e ao mercado em geral,  a intenção de construção de uma fábrica de papel Tissue e conversão em papel higiênico e papel toalha no município de Aracruz, no estado do Espírito Santo com capacidade de 60.000 (sessenta mil) toneladas por ano. A efetiva implementação da nova fábrica está sujeita à aprovação dos órgãos internos da Companhia, inclusive do Conselho de Administração, bem como da efetivação dos contratos com os respectivos fornecedores. A Companhia estima um investimento na ordem de R$ 600 milhões de reais e um período de implantação de aproximadamente 2 (dois) anos da data de aprovação do empreendimento. A Suzano pretende realizar o investimento utilizando o saldo de créditos de ICMS que possui no estado, o que dependerá de apresentação de projeto específico e autorização das autoridades competentes.

A construção da nova fábrica em Aracruz está alinhada à estratégia da Suzano de avançar nos elos da cadeia, sempre com vantagem competitiva, como por exemplo no crescente mercado brasileiro de produtos sanitários.

Por fim, a Companhia reitera seu compromisso de manter os acionistas e o mercado em geral informados acerca do andamento deste assunto, bem como de qualquer outro tema de interesse de seus acionistas e do mercado.

São Paulo, 30 de junho de 2022.

Marcelo Feriozzi Bacci

Diretor Executivo de Finanças e de Relações com Investidores

SUZANO S.A.

Publicly Held Company

Corporate Tax ID (CNPJ/ME): 16.404.287/0001-55

Company Registry (NIRE): 29.3.0001633-1

NOTICE TO THE MARKET

São Paulo, June 30th, 2022 – Suzano S.A. (“Company”) (B3: SUZB3 / NYSE: SUZ), in compliance with Federal Law 6,404, of December 15, 1976, as amended (“Brazilian Corporate Law”), with CVM Resolution 80, issued by the Securities and Exchange Commission of Brazil (“CVM”) on March 29, 2022, as amended, and with CVM Resolution 44, of August 23, 2021, and in line with corporate governance best practices, hereby informs its shareholders and the public of its plans to build a plant to produce tissue paper and convert it into toilet paper and paper towels in the municipality of Aracruz, state of Espírito Santo, with annual production capacity of sixty thousand (60,000) tons. The new plant’s effective implementation is subject to approval by the Company’s internal governance bodies, including the Board of Directors, as well as the closing of contracts with suppliers. The Company estimates investment in the project of around R$ 600 million and an implementation period of approximately two (2) years as from its approval. Suzano plans to fund the investment using its balance of ICMS tax credits in the state, which will depend on the presentation of a specific project and authorization by the applicable authorities.

The construction of the new plant in Aracruz is aligned with Suzano’s strategy to advance in the links of the value chain, always with a competitive advantage, such as in the country’s growing market for sanitary paper products.

Lastly, the Company reiterates its commitment to keeping its shareholders and the public informed of the latest developments in this matter and of any topic of interest to said stakeholders.

São Paulo, June 30th, 2022

Marcelo Feriozzi Bacci

Chief Financial and Investor Relations Officer